SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2009

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the transition period from _____________ to _____________

Commission file number 0-11129

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMUNITY TRUST BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY TRUST BANCORP, INC.
(Exact name of registrant as specified in its charter)

Kentucky	61-0979818
(State or other jurisdiction of incorporation or organization)	IRS Employer Identification No.

346 North Mayo Trail Pikeville, Kentucky (address of principal executive offices)	41501 (Zip Code)

(606) 432-1414
(Registrant's telephone number)

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Financial Statements

As of December 31, 2009 and 2008 and
For the Years Ended December 31, 2009 and 2008

Contents

Reports of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

Supplemental Schedules:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10

Schedule H, Line 4j - Schedule of Reportable Transactions	11

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

Report of Independent Registered Public Accounting Firm

Trustees and Participants
Community Trust Bancorp, Inc.
  Employee Stock Ownership Plan
Pikeville, Kentucky

We have audited the accompanying statements of net assets available for benefits of the Community Trust Bancorp, Inc. Employee Stock Ownership Plan (Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at year end) and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP
Louisville, Kentucky
June 29, 2010
Federal Employer Identification Number:  44-0160260

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

Assets	2009	2008
Investments at fair value:
Community Trust Bancorp, Inc. common stock	$15,241,934	$21,068,665
Mutual funds	179,822	117,544
Money market funds	25,566	24,635
Total investments	15,447,322	21,210,844

Receivables
Employer’s contribution	46,404	0
Accrued interest and dividends	186,625	171,630
Total receivables	233,029	171,630

Net assets available for benefits	$15,680,351	$21,382,474

See notes to financial statements.

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2009 and 2008

Additions:	2009	2008
Contributions	$1,328,579	$1,183,962

Investment income:
Net appreciation (depreciation) in fair value of investments	(7,172,414)	5,209,710
Interest and dividends	725,992	676,221
Total investment income (loss)	(6,446,422)	5,885,931

Deductions:
Benefits paid to participants	(584,280)	(1,716,691)

Increase (decrease) in net assets	(5,702,123)	5,353,202

Net assets available for benefits
Beginning of year	21,382,474	16,029,272

End of year	$15,680,351	$21,382,474

See notes to financial statements.

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Notes to Financial Statements

As of December 31, 2009 and 2008 and
For the Years Ended December 31, 2009 and 2008

1.  Description of Plan

The following description of the Community Trust Bancorp, Inc. Employee Stock Ownership Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document and Summary Plan Description for more complete information, which are available from the Plan Administrator.

General

The Plan is an employee stock ownership plan covering substantially all employees of Community Trust Bancorp, Inc. (“CTBI”) and all participating subsidiaries, which include Community Trust Bank, Inc. and Community Trust and Investment Company (“CTIC”).  All amounts contributed to the Plan are held by the trustee, CTIC.  The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

An employee becomes eligible to participate in the Plan on the entry date following the attainment of age twenty-one and completion of twelve consecutive months of employment in which the employee has at least 1,000 hours service.

Contributions

Each year CTBI shall make a discretionary contribution to the Plan in an amount not less than 3% of the compensation, as defined, of each participant.  The discretionary contributions are non-participant directed and invested directly in CTBI stock.  During 2009 and 2008, the contribution percentage was 4%.

Participant Accounts

Each participant’s account is credited with employer discretionary contributions. Earnings or losses on the investments are allocated in proportion to the participant’s interest therein.

Each participant is entitled to exercise voting rights attributable to the shares of CTBI common stock allocated to the participant’s account and is notified by the Retirement and Employee Benefits Committee prior to the time that such rights are to be exercised.  The Retirement and Employee Benefits Committee is not permitted to vote any share for a participant.  The trustee votes shares for which a participant has given no instructions.

Participant Investment Account Options

The Plan provides for the establishment of various investment funds including CTBI company stock.  Employer discretionary contributions are automatically invested in CTBI common stock. Once a participant satisfies diversification requirements, funds may be invested in other investments; therefore, the CTBI company stock includes both participant and non-participant directed funds.

Vesting

Vesting of an employee’s interest is 100% in cases of normal retirement at age sixty-five, death or total disability.  If a participant’s employment ceases for any other reason, the full value of his account is payable to him if he has completed at least 1,000 hours or more of vesting service for three plan years.  Forfeited non vested employer contributions are allocated to the accounts of participants based upon compensation.

Payment of Benefits

Distribution of funds as a result of retirement or termination from employment may be made either in a lump sum payment (including CTBI common stock if elected) or payments in cash or CTBI common stock made in equal annual installments over a period equal to five years. Notwithstanding the foregoing, if the vested interest in the ESOP Stock Fund of the Plan exceeds $985,000 (as adjusted per Code Section 409(o)), the distribution period may be extended by one year for each $195,000 (as adjusted per Code) or portion thereof that the ESOP Stock Fund  exceeds $985,000, up to a maximum of five additional years.

Forfeited Accounts

At December 31, 2009 and 2008, forfeited non-vested accounts totaled $23,763 and $34,271, respectively.  These accounts will be used to reallocate to participants in the same manner as employer contributions.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments and Income Recognition

Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the period.  Mutual funds are valued at the net asset value (NAV) of shares held by the plan at year end.  Dividend income is recorded on the ex-dividend date.  Purchases and sales of securities are recognized on the trade date basis.

Market Risks and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the dates of the financial statements.  Actual results could differ from those estimates.

The Plan invests in various mutual funds and CTBI common stock.  Investment securities, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan’s Sponsor as provided in the Plan Document.

Payment of Benefits

Distributions to participants are recorded by the Plan when payments are made.

3.  Investments

The fair values of individual investments that represent 5 percent or more of the Plan’s net assets are as follows as of December 31, 2009 and 2008:

	2009	2008

CTBI common stock, 623,392 and 573,297 shares	$15,241,934	$21,068,665

During 2009 and 2008, the Plan's investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by ($7,172,414) and $5,209,710 as follows:

	2009	2008
CTBI common stock	$(7,197,032)	$5,259,923
Mutual funds	24,618	(50,213)
Net appreciation (depreciation) in fair value of investments	$(7,172,414)	$5,209,710

4.  Non-Participant Directed Investments

All Plan assets are non-participant directed, except upon participant satisfaction of diversification requirements. Information about the net assets and the significant components of the changes in net assets relating to the CTBI company stock is as follows:

Net assets	2009	2008
CTBI common stock	$15,241,934	$21,068,665

Changes in net assets:
Assets acquired	$1,213,842	$1,081,667
Dividends	706,962	663,840
Assets disposed	(455,397)	(1,011,012)
Realized gain (loss) on disposition of assets	(158,473)	78,354
Net appreciation (depreciation) in fair value of investments	(7,038,559)	5,181,569
Benefits paid to participants	(95,106)	(583,578)
Net change	$(5,826,731)	$5,410,840

5.  Federal Income Tax Status

The Plan has requested but not yet obtained a determination letter in which the Internal Revenue Service has stated that the Plan and related trust are in compliance with the applicable requirements of the Internal Revenue Code, and therefore, not subject to tax.  However, the Plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. With a few exceptions, the Plan is no longer subject to U.S. federal, state, and local or non-U.S. income tax examinations by tax authorities for years before 2006.

6.  Plan Termination

Although it has not expressed any intent to do so, CTBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination, participants will become fully vested in their accounts.

7.  Exempt Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  All amounts contributed to the Plan are held by the trustee, CTIC.  Professional fees for the administration and audit of the Plan, investment of assets, and trustee services are paid by CTBI.

The Plan held the following party-in-interest investments (at fair value) at December 31:

	2009	2008
CTBI common stock	$15,241,934	$21,068,665

8.  Terminated Participants

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan.  Amounts allocated to these participants were approximately $52,203 and $88,793 at December 31, 2009 and 2008, respectively.

9. Fair Value of Plan Assets and Liabilities

ASC Topic 820, Fair Value Measurements defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  ASC Topic 820 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances.  In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability.  In support of this principle, ASC Topic 820 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.  The fair value hierarchy is as follows:

Level 1 Inputs – Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets and liabilities in active markets, quoted prices in inactive markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

ASC Topic 820 was also clarified in April 2009 effective for the second quarter 2009 by ASC-10-65, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.  This section clarifies factors that determine whether transactions are orderly or not in evaluating the reliability of market transactions for fair value estimates.

Following is a descriptions of the valuations methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include Community Trust Bancorp, Inc. common stock, mutual funds, and money market mutual funds.

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the ASC Topic 820, fair value hierarchy, in which the fair value measurements fall at December 31, 2009 and December 31, 2008:

		Fair Value Measurements at December 31, 2009 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Community Trust Bancorp, Inc. common stock	$15,241,934	$15,241,934	$0	$0
Mutual funds	179,822	179,822	0	0
Money market funds	25,566	25,566	0	0
	$15,447,322	$15,447,322	$0	$0

		Fair Value Measurements at December 31, 2008 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Community Trust Bancorp, Inc. common stock	$21,068,665	$21,068,665	$0	$0
Mutual funds	117,544	117,544	0	0
Money market funds	24,635	24,635	0	0
	$21,210,844	$21,210,844	$0	$0

10. Significant Estimates and Concentrations

Current Economic Conditions

The current protracted economic decline continues to present employee benefit plans with difficult circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair value of investments.  The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

SUPPLEMENTAL SCHEDULES

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Form 5500, Schedule H, Part IV, Line 4i
EIN 61-0979818, Plan #007
Schedule of Assets (Held at Year-End)
December 31, 2009

Identity of Issuer (a) (b)	Description of Investment (c)	Cost (d)	Current Value (e)

Mutual Funds
American Beacon Small Cap Value Fund	Equity Mutual Fund, 360 units	**	$5,583

Goldman Sachs M/C Value-Inst #864	Equity Mutual Fund, 333 units	**	9,710

Harbor International Fund #11	Equity Mutual Fund, 271 units	**	14,865

Meridian Growth Fund Inc	Equity Mutual Fund, 222 units	**	7,555

Vanguard Index Tr 500 Port #40	Equity Mutual Fund, 328 units	**	33,709

Vanguard Index Trust Growth #9	Equity Mutual Fund, 3 units	**	81

Vanguard Windsor II Fund –Inv	Equity Mutual Fund, 1,320 units	**	31,258

Vanguard Short Term Bond Index #132	Fixed Bond Fund, 3,762 units	**	39,201

Vanguard Total Bond Market IDC-INV	Fixed Bond Fund, 3,658 units	**	37,860
			179,822
Money Market Funds
Goldman Sachs FS Gov’t MM FD #465	Money Market Fund, 25,533 shares	**	25,533

SEI Daily Income Gov’t Fund CL A #36	Money Market Fund, 33 shares	**	33
			25,566
Common Stock
Community Trust Bancorp, Inc. *	Common Stock, 623,392 shares	11,669,768	15,241,934

Total investments		$11,669,768	$15,447,322

*	Indicates a party-in-interest to the Plan.

**	Cost information is not required for participant- directed investments and, therefore, is not included.

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Form 5500, Schedule H, Part IV, Line 4j
EIN 61-0979818, Plan #007
Schedule of Reportable Transactions

For the Year Ended December 31, 2009

Identity of Party Involved and Description of Asset	Purchase Price	Selling Price	Number of Transactions	Cost of Asset	Realized Loss

Series of transactions in excess of 5%

Community Trust Bancorp, Inc. common stock		$2,376,203	12	$2,534,674	$158,471

Community Trust Bancorp, Inc. common stock	$1,920,806		31	$1,920,806

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CTBI has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMUNITY TRUST BANCORP, INC.

Date: June 29, 2010	By:	/s/ Jean R. Hale
Jean R. Hale
Chairman, President and Chief Executive Officer
By:	/s/ Kevin J. Stumbo
Kevin J. Stumbo
Executive Vice President and Treasurer
(Principal Financial Officer)

By:	/s/ Howard W. Blackburn, Jr.
Howard W. Blackburn, Jr.
Senior Vice President/Director of Human Resources